2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746
April 18, 2017
VIA EDGAR SUBMISSION
Jennifer Thompson
Accounting Branch Chief, Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561
RE:    EZCORP, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016 (the "FY16 Form 10-K")
File No. 0-19424
Dear Ms. Thompson:
We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated April 5, 2017, with respect to the Staff’s review of our Form 10-K referenced above. For your convenience, we have repeated below in bold italic type the specific comment made by the Staff, and have set forth our response to each comment in plain text below such comment.
ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
NOTE 2: CORRECTIONS AND REVISIONS TO PRIOR PERIOD FINANCIAL STATEMENTS, page 68

1.
We note your response to comment 2. Please explain to us in more detail how you concluded the errors under the rollover method were not quantitatively material to fiscal 2014 income from continuing operations.

As noted in our March 22, 2017 response letter (our "March 22 Response"), the identified errors resulted in a $4.0 million reduction in fiscal 2014 income from continuing operations under the rollover method. The errors within our continuing operations were attributable to income taxes, solely impacting net income in our statement of operations. We evaluated both quantitative and qualitative factors in assessing whether those errors were material to our fiscal 2014 financial statements. From a quantitative standpoint, we compared the impact of the errors to our previously reported results for fiscal 2014. We began our analysis by evaluating whether the appropriate initial quantitative materiality threshold should be based on income (loss) from continuing operations before income taxes or some other financial measures. We relied on the guidance in SAB Topic 1.M, "Materiality," which states that the focus of the materiality evaluation should be "the significance of an item to users of a registrant's financial statement" and whether "there is a substantial likelihood that a reasonable person would consider it important."
For fiscal 2014, we had previously reported a loss from continuing operations of $4.0 million. Taking into account the impact of the errors, the loss from continuing operations was $7.9 million. In the FY16 Form 10-K, we further adjusted the previously reported continuing operations results for fiscal 2014 to exclude our Grupo Finmart operations, which were discontinued in the third quarter of fiscal 2016. That adjustment turned the loss from continuing operations to income of $7.4 million, which was 1.0% of adjusted revenues ($745.8 million). Taking into account the impact of the errors, the adjusted income from continuing operations was $3.4 million, which was 0.5% of adjusted total revenues. Both before and after the adjustment for discontinued operations, and with or without the impact of the errors, our results for fiscal 2014 were near-breakeven. Therefore, we concluded the impact of the errors was not meaningful to our overall profitability profile for the year. Consequently, we concluded that earnings-based items (including income (loss) from continuing operations) did not necessarily represent the most appropriate measures of quantitative materiality for fiscal 2014.
We ultimately determined that revenue-based items provided the most appropriate measure of quantitative materiality for fiscal 2014 as those items were not impacted by the operational challenges that caused the near-breakeven profitability performance. For fiscal 2014, we had previously reported total revenues of $800.3 million and net revenues of $456.8 million. After the adjustment for Grupo Finmart discontinued operations, our adjusted total revenues were $745.8 million and adjusted net revenues were $421.9 million. The impact of the errors in fiscal 2014 was 0.5% of total revenues and 0.8% of net revenues prior to the Grupo Finmart discontinued operations adjustment, and 0.5% of adjusted total revenues and 0.9% of adjusted net revenues after the Grupo Finmart discontinued operations adjustment. We concluded that the impact of the errors was not quantitatively material in fiscal 2014 on that basis.
Although you asked specifically about our assessment of quantitative materiality, we note that, in reliance on the guidance in SAB Topic 1.M, our measure of the quantitative impact of the errors was only "an initial step in assessing materiality" and was not "used as a substitute for a full analysis of all relevant considerations." Indeed, our analysis considered the "total mix" of information, which includes "the size in numerical or percentage terms" of the error and the "factual context in which the user of financial statements would view the financial statement item." In our March 22 Response, we outlined the various qualitative factors we considered in our "total mix" analysis, and our assessment of materiality would not have been complete without the consideration of those factors. In evaluating those qualitative factors, we noted no specific factors that we would deem significant to an investor in evaluating our financial results. This included consideration of the impact of the errors on our earnings per share related to continuing operations attributable to EZCORP, Inc., which includes the impact after noncontrolling interest. Taking into account the quantitative impact of the identified errors on the financial statement items described above (focusing specifically on revenue-based items), as well as the various qualitative factors discussed in our March 22 Response, and under the guidance of SAB Topic 1.M, we concluded that the identified errors were not material to our fiscal 2014 financial statements as a whole and, therefore, that no amendment of the previously filed financial statements were required or needed.
We also note that, in Note 2 to Consolidated Financial Statements included in "Item 8 — Financial Statements and Supplementary Data" of our FY16 Form 10-K, we disclose the quantitative impact of the errors on the fiscal 2014 financial statements. We believe that such Note 2 contains all the information that is relevant to readers of our financial statements regarding the identified errors.
NOTE 13: INCOME TAXES, page 98

2.
We note your response to comment 8. Explain to us how you concluded the adjustments made to arrive at core earnings from continuing operations are non-recurring. Please be detailed in your response. Additionally, please provide a more thorough description of the positive and negative evidence you considered and how that evidence was weighted in concluding a full valuation allowance was unnecessary at the end of fiscal 2016. Please refer to guidance beginning at ASC 740-10-30-17.

We considered all relevant guidance in ASC 740-10-30-17 to 25 in determining whether a valuation allowance was necessary on some portion of our deferred tax assets at the end of fiscal 2016. Specifically, we considered the four sources of taxable income, including the appropriate character, to realize a tax benefit for temporary items:

1.	Future reversals of existing taxable temporary differences

2.	Future taxable income exclusive of reversing temporary differences and carryforwards

3.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law

4.	Tax-planning strategies
We considered the first item in evaluating the reversal of deferred tax liabilities against deferred tax assets, noting that (with the exception of the taxable temporary difference related to tax deductible goodwill) the existing taxable temporary differences will generally reverse in the same periods in which the deferred tax assets will reverse. Thus, these taxable temporary differences (totaling $4.8 million) are considered a source of future taxable income with which to realize the deductible temporary differences. There was no significant taxable income to utilize in carryback years nor has management, at this time, identified any material tax planning strategies that would be implemented in order to realize the deferred tax assets. Therefore, the relevant source of taxable income to realize our net deferred tax assets as of the end of fiscal 2016 is the second item — future taxable income exclusive of reversing temporary differences and carryforwards.
Under the guidance of ASC 740-10-30-21 and 23, we realized that our cumulative losses in recent years constitutes negative evidence in evaluating whether forecasts of future income are reliable to generate sufficient taxable income to realize a net deferred tax asset. However, we note that the term "cumulative losses in recent years" is not viewed as a "bright line" test, but rather a starting point to include adjustments related to extraordinary items as well as all other so-called nonrecurring items, such as restructuring or impairment charges. Consequently, we evaluated all of the factors contributing to our cumulative losses (as determined over a three-year period), noting the presence of specific items we deem not indicative of future performance. In our March 22 Response, we presented the following table showing our U.S. income (loss) from continuing operations before income taxes for each of the past three years after removal of these various items, and concluded that, for such three-year period, we have cumulative U.S. income of $26.6 million related to our core business.

	Three-Year Cumulative	Fiscal Year Ended September 30,
		2016	2015	2014

	(in millions)
U.S. income (loss) from continuing operations before income taxes	$(56.0)	$—	$(71.4)	$15.4
Add: impairment of investments and other	55.6	11.0	34.8	9.8
Add: nonrecurring restructuring and restatement charges	27.0	5.3	15.6	6.1
U.S. income (loss) from continuing operations before income taxes related to core business	$26.6	$16.3	$(21.0)	$31.3
Set for below is additional detail of the various items that we deemed not indicative of the future performance of our core business:

	Three-Year Cumulative	Fiscal Year Ended September 30,
		2016	2015	2014

	(in millions)
Impairment of equity method investment in Cash Converters International Limited	$37.8	$11.0	$26.8	$—
Impairment of equity method investment in Albemarle & Bond	7.9	—	—	7.9
Impairment of fixed and intangible assets	9.9	—	8.0	1.9
Impairment of investments and other	$55.6	$11.0	$34.8	$9.8

	Three-Year Cumulative	Fiscal Year Ended September 30,
		2016	2015	2014

	(in millions)
Restructuring charges	$18.7	$1.1	$11.5	$6.1
Nonrecurring restatement related charges including professional fees	8.3	4.2	4.1	—
Nonrecurring restructuring and restatement charges	$27.0	$5.3	$15.6	$6.1
In connection with such additional detail, we note the following:

•
Though we incurred impairment charges for our equity method investment in Cash Converters International Limited ("CCIL") during both fiscal 2016 and 2015, we currently do not anticipate any such additional future material charges. CCIL incurred losses primarily due to regulatory changes that created the need to restructure and realign its business, and incurred restructuring charges that impacted its performance and, consequently, negatively impacted the price of its publicly traded shares. We believe the impact of these changes has been realized, and do not anticipate CCIL incurring further similar restructuring charges in the foreseeable future. We do not believe that the existence of the impairment charges provides negative evidence as to the reliability of our forecasts of future income from our U.S. operations.

•
Our equity method investment in Albemarle & Bond has been disposed of, and consequently, we will not have any future charges related to that investment. Other than our investment in CCIL, we do not have any non-consolidated investments as of September 30, 2016.

•
In fiscal 2015, we incurred a significant impairment of long-lived intangible and fixed assets attributable to the underperformance of certain of our U.S. pawn store locations. We do not anticipate any similar impairment charges in the foreseeable future. Profitability of our core operations improved in fiscal 2016 due to an increased focus on our pawn operations while other operations were disposed of. Although not part of our analysis at the time, we note that, to date in fiscal 2017, we are experiencing profitability in line with our forecasts.

•
The restructuring charges detailed above were attributable to legacy operating structures within our business. and resulted from an operational review across the organization to streamline operations and create syergies and efficiencies. This included our store closures, consolidations, termination of various real property leases and write offs/write downs of various assets no longer used in the business, as well as headcount reductions. While we cannot be sure that we will not incur restructuring charges in future periods, given the simplification of our business over the course of the past few years, we do not anticipate future charges of the magnitude described above (particularly the size of the charges recognized in fiscal 2015).

•	The restatement related charges above were attributable to the restatement of certain historical financial statements, and we do not anticipate future charges of a similar nature.
Considering all of these factors, we believe that the cumulative loss reflected in our results for the past three years is not indicative of future performance and is, rather, an aberration as described in ASC 740-10-30-22. We believe these factors constitute positive evidence to support the reliability of our forecasts of future income. Those factors show significantly more than enough income within less than five years to utilize our deferred tax assets as of the end of fiscal 2016, and the periods during which those assets will reverse is greater than five years. Consequently, we do not believe that a valuation allowance against those assets for which a benefit was provided is required or needed as of the end of fiscal 2016.
* * * *
We again appreciate your comments and assistance in improving our disclosures. We continue to believe that none of the items identified represent material or misleading omissions or errors. As stated in our March 22 Response, we propose to incorporate all necessary changes and improvements in our future filings, beginning with our next Quarterly Report on Form 10-Q, which we expect to file on or about May 3, 2017.
Respectfully submitted,

/s/ Mark S. Ashby
Mark S. Ashby
Chief Financial Officer
EZCORP, Inc.